UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission File Number: 000-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer
Date: February 27, 2009

2

Exhibit Index
Exhibit 99.1 – Press release

3

Exhibit 99.1
AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2008 Financial Results
Beijing, China – February 26, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), operator of the largest digital media network dedicated to air travel advertising in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.
Fourth Quarter 2008 Financial Highlights
•	Total revenues increased by 148.4% year-over-year to US$40.5 million;

•	Revenues from digital frames in airports grew by 1,264.3% year-over-year to US$17.2 million;

•	Net income increased by 32.6% year-over-year to US$8.1 million. Both basic and diluted income per ADS were US$0.12;

•
Adjusted net income (non-GAAP), which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, increased by 50.0% year-over-year to US$10.5 million. Both adjusted basic and diluted net income per ADS (non-GAAP) were US$0.16.

Fiscal Year 2008 Financial Highlights
•	Total revenues increased by 187.9% year-over-year to US$125.5 million;

•	Revenues from digital frames in airports for fiscal year 2008 grew by 3,463.8% year-over-year to US$45.0 million;

•	Net income was US$30.2 million, compared to net loss of $5.1 million in 2007. Basic and diluted income per ADS was US$0.45 and US$0.44, respectively;

•
Adjusted net income (non-GAAP), which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, increased by 155.0% year-over-year to US$36.3 million. Adjusted basic and diluted income per ADS (non-GAAP) was US$0.54 and US$0.53, respectively.

“Despite the challenging economic environment, we are pleased to report strong fourth quarter 2008 financial results and AirMedia’s fourteenth consecutive quarter of record total revenues since the commencement of our operations in August 2005. In 2008, we strengthened our market leadership and achieved tremendous growth in revenues and income as we added new product lines, enhanced our network coverage, strengthened our sales team, and improved our average selling prices,” commented Herman Guo, chairman and chief executive officer of AirMedia.
“We are especially excited by the performance of our digital frames business which grew over 70% sequentially to become AirMedia’s biggest revenue-generating product line in the fourth quarter. Combining flexible scheduling, airport-wide coverage, low production costs and a wide variety of presentation options, this new nationwide media platform already enjoys leading market share in its first year of operations and complements our robust nationwide network of digital TV screens in airports and on airplanes.
“In 2009, we expect our scale will allow us to significantly increase market share in traditional media in the air travel advertising sector,” Mr. Guo continued, “With the new concession rights contracts to be entered in the following weeks, we will become an operator of both digital and traditional media. This marks AirMedia’s transition to a one-stop and leading provider for air travel advertising. We believe we are now better positioned to broaden and integrate our customer base, influence pricing and fees, further strengthen our relationships with airports and airlines and eventually offer higher value to shareholders.”

Conor Yang, AirMedia’s chief financial officer added, “In 2008, we achieved many significant milestones as we continued to execute our growth strategies. In 2009, we will continue to expand our network, strengthen our relationships with airports and airlines and manage expenses to best position AirMedia for long-term top and bottom line growth. We expect that AirMedia’s growth momentum and strong financials will position us to take advantage of the various opportunities arising from the global economic downturn and the recent changes in China’s out-of-home advertising sector. Our expansion strategy may impose some short-term pressure on our margins but is critical and beneficial for the company’s development in the long run.”
Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentage):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December 31,	% of Total	September 30,	% of Total	December 31,	% of Total	Growth	Growth
	2008	Revenues	2008	Revenues	2007	Revenues	rate	rate
Digital frames in airports	17,231	42.7%	10,114	30.0%	1,263	7.8%	1264.3%	70.4%
Digital TV screens in airports	11,388	28.1%	13,079	38.8%	9,408	57.8%	21.0%	-12.9%
Digital TV screens on airplanes	4,123	10.2%	6,586	19.5%	4,141	25.4%	-0.4%	-37.4%
Billboards on gate bridges in airports	4,142	10.2%	1,910	5.7%	—	—	N/A	116.9%
Other displays	3,578	8.8%	2,019	6.0%	1,475	9.0%	142.6%	77.2%

Total revenues	40,462	100.0%	33,708	100.0%	16,287	100.0%	148.4%	20.0%

Net revenues	38,190		32,335		15,606		144.7%	18.1%
Total revenues for the fourth quarter of 2008 reached US$40.5 million, representing a year-over-year increase of 148.4% from US$16.3 million and a quarter-over-quarter increase of 20.0% from US$33.7 million. The year-over-year increase was due to the increases of revenues from all of the product lines. The quarter-over-quarter increase was due to the increases of revenues from digital frames in airports, billboards on gate bridges in airports and other displays, which was partially offset by the decreases in revenues from digital TV screens in airports and on airplanes.
Revenues from digital frames in airports
Revenues from digital frames in airports for the fourth quarter of 2008 increased by 1,264.3% year-over-year and by 70.4% quarter-over-quarter to US$17.2 million due to the increases in the number of time slots sold and the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” for detailed definitions.
Digital frames were operated in only one airport, Beijing Capital International Airport, for one month in December 2007. The number of time slots sold for the fourth quarter of 2008 increased by 3,507.0% year-over-year and by 39.2% quarter-over-quarter to 4,617 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were operated in 22 airports in the fourth quarter of 2008, up from one airport at the end of the fourth quarter of 2007, and from 19 airports at the end of the third quarter of 2008. The number of time slots available for sale for the fourth quarter of 2008 increased by 5,487.3% year-over-year and by 15.8% quarter-over-quarter to 19,779 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of digital frames in additional three airports during the fourth quarter, the full-quarter operation of the digital frames in three airports, which started operation in the middle of the previous quarter, and the addition of different forms of digital frames in two existing airports. The utilization rate of digital frames for the fourth quarter of 2008 increased by 3.9 percentage points to 23.3% quarter-over-quarter primarily due to the increase in time slots sold.

The ASP of digital frames for the fourth quarter of 2008 decreased by 62.1% year-over-year and increased by 22.4% quarter-over-quarter to US$3,732. The year-over-year decrease was because the listing prices of digital frames in the newly operated airports in 2008 were significantly lower than the listing price of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the fourth quarter of 2007. The quarter-over-quarter increase was because the time slots sold in Beijing Capital International Airport, which has a higher-than-average ASP, accounted for a higher percentage of total time slots sold in the fourth quarter of 2008.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the fourth quarter of 2008 grew by 21.0% year–over-year and decreased by 12.9% quarter-over-quarter to US$11.4 million. The year-over-year increase was primarily due to the increase in the ASP. The quarter-over-quarter decrease was primarily due to the decrease in the number of time slots sold, which was partially offset by the increase in the ASP.
The ASP of digital TV screens in airports for the fourth quarter of 2008 increased by 94.9% year-over-year and by 22.2% quarter-over-quarter to US$1,994. The year-over-year increase was due to the increases in the listing prices of digital TV screens in four selected airports in the first quarter of 2008 and fewer discounts off the listing prices offered to our customers from the first quarter of 2008 onwards. The quarter-over-quarter increase was because AirMedia began reducing its discounts off the listing prices in second-tier and third-tier airports and the ASP of digital TV screens in Beijing Capital International Airport, which accounted for a higher percentage of sales in the fourth quarter of 2008, returned to the normal level after the negative Olympic impact in the third quarter of 2008.
The number of time slots sold for the fourth quarter of 2008 decreased by 37.9% year-over-year and by 28.8% quarter-over-quarter to 5,711 time slots due to advertisers’ budget reduction resulting from the economic downtown. The number of time slots available for sale for the fourth quarter of 2008 increased by 13.8% year-over-year and by 1.6% quarter-over-quarter to 25,668 time slots in the fourth quarter of 2008. The year-over-year increase in the number of time slots available for sale was due to the increase in the number of airports in operation which increased from 39 airports at the end of the fourth quarter of 2007 to 41 airports at the end of the fourth quarter of 2008. The quarter-over-quarter increase in the number of time slots available for sale was due to the commencement of operation of digital TV screens in Wenzhou Yongqiang Airport in the fourth quarter of 2008. With an extensive network of airports already in place, the increase in the number of time slots available for sale going forward will be minimal, allowing management to focus on maximizing the value of time slots sold. The utilization rate for the fourth quarter of 2008 decreased by 18.5 percentage points year-over-year and by 9.5 percentage points quarter-over-quarter to 22.2% due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the fourth quarter of 2008 remained approximately unchanged year-over-year and decreased by 37.4% quarter-over-quarter to US$4.1 million. The quarter-over-quarter decrease was due to the decreases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the fourth quarter of 2008 decreased by 29.2% year-over-year and by 31.8% quarter-over-quarter to 196 time slots. The quarter-over-quarter decrease was because the number of time slots sold in the third quarter of 2008 was higher than normal. In the third quarter of 2008, advertisers reallocated additional budgets to airlines, especially to Air China, which was the official carrier of the Olympic Games and had no sales limitation for non-Olympic- Sponsor advertisers. The number of time slots available for sale for the fourth quarter of 2008 increased by 8.0% year-over-year by and 3.8% quarter-over-quarter to 486 time slots. The year-over-year increase in time slots available for sale was because AirMedia added an additional three-minute advertising time on Air China in March 2008 and an additional three-minute advertising time on Xiamen Airlines in October 2008. The quarter-over-quarter increase in time slots available for sale was because AirMedia added a three-minute advertising time on Xiamen Airlines in the fourth quarter of 2008. The utilization rate for the fourth quarter of 2008 decreased by 21.3 percentage points year-over-year and by 21.1 percentage points quarter-over-quarter to 40.3% primarily due to the decrease in the number of time slots sold.

The ASP of digital TV screens on airplanes for the fourth quarter of 2008 increased by 40.8% year-over-year and decreased by 8.2% quarter-over-quarter to US$21,056. The year-over-year increase in the ASP was due to the increases in the listing prices and fewer discounts offered. The quarter-over-quarter decrease in the ASP was because the time slots sold on the non-three-largest airlines accounted for a higher percentage in the fourth quarter of 2008. The listing prices in the non-three-largest airlines were significantly lower than those in the three largest airlines and AirMedia’s discount policy in these airlines was more flexible which resulted in generally lower ASPs than those of the three largest airlines.
Revenues from billboards on gate bridges in airports
Revenues from billboards on gate bridges in airports for the fourth quarter of 2008 increased by 116.9% quarter-over-quarter to US$4.1 million because its revenues for the third quarter of 2008 were not at the normal level since billboards on gate bridges in Beijing Capital International Airport, which accounted for a significant percentage of revenues from gate bridges, were limited to be sold to Olympic Sponsors only during the Olympic Period.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for the fourth quarter of 2008 was US$2.3 million, representing a year-over-year increase of 233.6% from US$681,000 and a quarter-over-quarter increase of 65.5% from US$1.4 million, in line with the increase in total revenues.
Net revenues for the fourth quarter of 2008 reached US$38.2 million, representing a year-over-year increase of 144.7% from US$15.6 million and a quarter-over-quarter increase of 18.1% from US$32.3 million. The year-over-year and quarter-over-quarter increases were due to the increase in total revenues.
Cost of Revenues
Cost of revenues for the fourth quarter of 2008 was US$23.3 million, representing a year-over-year increase of 227.1% from US$7.1 million and a quarter-over-quarter increase of 13.6% from US$20.5 million. The year-over-year increase was primarily due to the increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter increase was primarily due to the increase in concession fees and higher depreciation cost. Cost of revenues as a percentage of net revenues in the fourth quarter of 2008 was 61.0%, a year-over-year increase from 45.6% in the same period one year ago and a quarter-over-quarter decrease from 63.4% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, billboards on gate bridges and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the fourth quarter of 2008 were US$15.3 million, representing a year-over-year increase of 338.9% from US$3.5 million due to additional concession rights contracts entered into during the year and a quarter-over-quarter increase of 7.3% from US$14.3 million primarily due to new concession rights contracts and the full-quarter impact of the consolidated concession fees of acquired billboard advertising business on gate bridges. Concession fees as a percentage of net revenues in the fourth quarter of 2008 was 40.1%, compared to 22.4% in the same period one year ago and 44.2% in the previous quarter. The year-over-year increase was because concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts need time to ramp up. The quarter-over-quarter decrease was primarily because net revenues grew faster than concession fees as we gained economies of scale in our product lines.

Gross Profit
Gross profit for the fourth quarter of 2008 was US$14.9 million, representing a year-over-year increase of 75.6% from US$8.5 million and a quarter-over-quarter increase of 26.0% from US$11.8 million.
Gross profit as a percentage of net revenues for the fourth quarter of 2008 was 39.0%, compared to 54.4% in the same period one year ago and 36.6% in the previous quarter. The year-over-year decrease of gross profit as a percentage of net revenues was because AirMedia obtained additional concession rights to further grow its business and revenues while it takes some time to ramp up revenues from these new concession rights contracts and higher depreciation cost. The quarter-over-quarter increase in gross profit as a percentage of net revenues was because net revenues grew faster than cost of revenues as we gained economies of scale in our product lines.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentage):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December 31,	% of Net	September 30,	% of Net	December 31,	% of Net	Growth	Growth
	2008	Revenues	2008	Revenues	2007	Revenues	Rate	rate
Selling and marketing expenses	3,341	8.7%	2,276	7.0%	1,823	11.7%	83.3%	46.8%
General and administrative expenses	5,195	13.7%	3,420	10.6%	1,910	12.2%	172.0%	51.9%

Total operating expenses	8,536	22.4%	5,696	17.6%	3,733	23.9%	128.7%	49.9%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	6,212	16.3%	4,264	13.2%	2,893	18.5%	114.7%	45.7%

Total operating expenses for the fourth quarter of 2008 were US$8.5 million, representing a year-over-year increase of 128.7% from US$3.7 million and a quarter-over-quarter increase of 49.9% from US$5.7 million.
Total operating expenses for the fourth quarter of 2008 included share-based compensation expenses of US$1.7 million, compared to share-based compensation expenses of US$774,000 in the same period one year ago and US$1.0 million in the previous quarter. Share-based compensation expenses for the fourth quarter of 2008 included a one-time share-based compensation expense of US$576,000 incurred due to the adjustment to the exercise price of the stock options which were granted on November 29, 2007. Adjusted operating expenses (non-GAAP) for the fourth quarter of 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$6.2 million, representing a year-over-year increase of 114.7% from US$2.9 million and a quarter-over- quarter increase of 45.7% from US$4.3 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the fourth quarter of 2008 was 16.3%, compared to 18.5% in the same period one year ago and 13.2% in the previous quarter.

Selling and marketing expenses for the fourth quarter of 2008 were US$3.3 million including $407,000 of share-based compensation expenses, representing a year-over-year increase of 83.3% from US$1.8 million and a quarter-over-quarter increase of 46.8% from US$2.3 million. The year-over-year increase was primarily due to the expansion of the direct sales force, higher marketing and promotion expenses and increased share-based compensation expenses. The quarter-over-quarter increase was primarily due to higher marketing expenses, increased share-based compensation expenses, and the expansion of the direct sales force.
General and administrative expenses for the fourth quarter of 2008 were US$5.2 million including $1.3 million of share-based compensation expenses, representing a year-over-year increase of 172.0% from US$1.9 million and a quarter-over-quarter increase of 51.9% from US$3.4 million. The year-over-year increase was primarily due to increased share-based compensation expenses, higher amortization of acquired intangible assets, increased professional expenses, and headcount increase. The quarter-over-quarter increase was primarily due to higher share-based compensation expenses, increased professional expenses, increased bad debt provision and higher amortization of acquired intangible assets.
Income from Operations
Income from operations for the fourth quarter of 2008 was US$6.4 million, representing a year-over-year increase of 34.0% from US$4.8 million and quarter-over-quarter increase of 3.8% from US$6.1 million.
Adjusted income from operations (non-GAAP) for the fourth quarter of 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$8.7 million, representing a year-over-year increase of 55.4% from US$5.6 million and a quarter-over-quarter increase of 14.9% from US$7.6 million. Adjusted operating margin (non-GAAP) for the fourth quarter of 2008, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was 22.8%, compared to 35.9% in the same period one year ago and 23.4% in the previous quarter.
Income Tax Expense/Benefit
Income tax benefit for the fourth quarter of 2008 was US$352,000 compared to income tax benefit of US$181,000 in the same period one year ago and income tax expense of US$6,000 in the previous quarter. The effective income tax rate for the fourth quarter of 2008 was a negative 4.4%, compared to a negative 3.0% in the same period one year ago and 0.1% in the previous quarter because the most profitable subsidiaries and affiliates of AirMedia are currently enjoying preferential tax holidays in China.
Net Income
Net income for the fourth quarter of 2008 was US$8.1 million, representing a year-over-year increase of 32.6% from US$6.1 million and a quarter-over-quarter increase of 8.9% from US$7.5 million. The basic net income per ADS for the fourth quarter of 2008 was US$0.12, compared to basic net income per ADS of US$0.09 in the same period one year ago and basic net income per ADS of US$0.11 in the previous quarter. The diluted net income per ADS for the fourth quarter of 2008 was US$0.12, compared to diluted net income per ADS of US$0.09 in the same period one year ago and diluted net income per ADS of US$0.11 in the previous quarter.
Adjusted net income (non-GAAP) for the fourth quarter of 2008, which is net income excluding share-based compensation expenses and amortization of acquired intangible assets, was US$10.5 million, representing a year-over-year increase of 50.0% from US$7.0 million and a quarter-over-quarter increase of 17.5% from US$8.9 million. Basic adjusted net income per ADS (non-GAAP) for the fourth quarter of 2008 was US$0.16, compared to basic adjusted net income per ADS of US$0.14 in the same period one year ago and basic adjusted net income per ADS of US$0.13 in the previous quarter. Diluted adjusted net income per ADS (non-GAAP) for the fourth quarter of 2008 was US$0.16, compared to diluted adjusted net income per ADS of US$0.12 in the same period one year ago and diluted adjusted net income per ADS of US$0.13 in the previous quarter.

Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under US GAAP to adjusted net income and basic and diluted adjusted net income per ADS (non-GAAP).
Fiscal Year 2008 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentage):

	Year Ended		Year Ended		Y/Y
	December 31,	% of Total	December 31,	% of Total	Growth
	2008	Revenues	2007	Revenues	rate
Digital frames in airports	45,011	35.9%	1,263	2.9%	3463.8%
Digital TV screens in airports	47,591	37.9%	26,921	61.7%	76.8%
Digital TV screens on airplanes	19,227	15.3%	11,093	25.4%	73.3%
Billboards on gate bridges in airports	6,051	4.8%	—	—	N/A
Other displays	7,660	6.1%	4,334	10.0%	76.7%

Total revenues	125,540	100.0%	43,611	100.0%	187.9%

Net revenues	119,433		41,628		186.9%
Total revenues for the fiscal year 2008 were US$125.5 million, representing a year-over-year increase of 187.9% from US$43.6 million in fiscal year 2007. The year-over-year increase was due to the increases of revenues from all of our product lines.
Revenues from digital frames in airports
Revenues from digital frames in airports for fiscal year 2008 increased by 3,463.8% year-over-year to US$45.0 million due to the increase in the number of time slots sold.
Digital frames were operated only in one airport, Beijing Capital International Airport, for one month in December 2007.The number of time slots sold increased by 7,368.0% year-over-year to 9,559 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The number of AirMedia’s network airports operating digital frames was 22 airports at the end of 2008, up from one airport at the end of 2007. The number of time slots available for sale for fiscal year 2008 increased substantially by 13,620.3% year-over-year to 48,570 time slots. The year-over-year increase in the number of time slots available for sale was primarily due to the increase in the number of airports in operation. The utilization rate of digital frames for fiscal year 2008 decreased to 19.7% from 36.2% in fiscal year 2007 due to the increase in the number of time slots available for sale as digital frames started being operated in 21 new airports in 2008. The ASP of digital frames for fiscal year 2008 decreased by 52.1% year-over-year to US$4,709 because the listing prices of digital frames in the newly operated airports in 2008 were significantly lower than the listing prices of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in fiscal year 2007.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for fiscal year 2008 grew by 76.8% year-over-year to US$47.6 million primarily due to the increase in the ASP. The ASP increased by 84.2% year-over-year to US$1,748 due to the increase in the listing prices of digital TV screens in four selected airports in the first quarter of 2008 and fewer discounts off the listing prices offered to our customers from the first quarter of 2008 onwards. The number of time slots sold decreased by 4.0% year-over-year to 27,223 time slots because advertisers increased smaller percentage of advertising budgets than the percentage of increase in the ASP. The number of time slots available for sale increased by 29.7% year-over-year to 100,624 time slots in 2008. The year-over-year increase in the number of time slots available for sale was due to the increase in the number of airports in operation which increased from 39 airports at the end of 2007 to 41 airports at the end of 2008 and the full-year operation time of the nine additional airports which started operation in the middle of 2007. Utilization rate decreased by 9.5 percentage points year-over-year to 27.1% primarily due to the increase in time slots available for sale.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for fiscal year 2008 grew by 73.3% year-over-year to US$19.2 million primarily due to the increases in the ASP and the number of time slots sold. The ASP increased by 52.2% year-over-year to US$19,992 due to fewer discounts off the listing prices offered to our customers from the first quarter of 2008 onwards. The number of time slots sold for fiscal year 2008 increased by 13.8% year-over-year to 962 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital media by advertisers. The number of time slots available for sale for fiscal year 2008 increased by 7.2% to 1,878 time slots due to additional advertising time on airplanes. Utilization rate for fiscal year 2008 increased by 3.0 percentage points year-over-year to 51.2% due to more time slots sold.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax for fiscal year 2008 was US$6.1 million, representing a year-over-year increase of 208.0% from US$2.0 million in fiscal year 2007 due to our business expansion.
Net revenues for the fiscal year 2008 were US$119.4 million, representing a year-over-year increase of 186.9% from US$41.6 million in fiscal year 2007 due to the increases of total revenues.
Cost of Revenues
Cost of revenues for fiscal year 2008 was US$71.0 million, representing a year-over-year increase of 232.3% from US$21.4 million in fiscal year 2007 due to the increases in concession fees and other components of cost of revenues. Cost of revenues as a percentage of net revenues in fiscal year 2008 increased to 59.4% from 51.3% in fiscal year 2007.
Concession fees for fiscal year 2008 were US$45.7 million, representing a year-over-year increase of 281.1% from US$12.0 million in fiscal year 2007 due to additional new concession contracts. Concession fees as a percentage of net revenues in fiscal year 2008 increased to 38.3% from 28.8% in fiscal year 2007 because concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts need time to ramp up.
Gross Profit
Gross profit for fiscal year 2008 was US$48.4 million, representing a year-over-year increase of 139.0% from US$20.3 million in fiscal year 2007.
Gross profit as a percentage of net revenues for fiscal year 2008 was 40.6%, down from 48.7% in fiscal year 2007. The decrease in gross margin was primarily because concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts need time to ramp up.

Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentage):

	Year Ended		Year Ended		Y/Y
	December 31,	% of Net	December 31,	% of Net	Growth
	2008	Revenues	2007	Revenues	rate
Selling and marketing expenses	10,171	8.5%	4,813	11.6%	111.3%
General and administrative expenses	14,374	12.1%	21,982	52.8%	-34.6%

Total operating expenses	24,545	20.6%	26,795	64.4%	-8.4%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	18,412	15.4%	7,436	17.9%	147.6%

Total operating expenses for fiscal year 2008 were US$24.5 million, representing a year-over-year decrease of 8.4% from US$26.8 million in fiscal year 2007.
Total operating expenses for fiscal year 2008 included share-based compensation expenses of US$5.0 million, compared to US$19.1 million in fiscal year 2007. Adjusted operating expenses (non-GAAP) for fiscal year 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$18.4 million, representing a year-over-year increase of 147.6% from US$7.4 million in fiscal year 2007. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2008 was 15.4%, compared to 17.9% in fiscal year 2007.
Selling and marketing expenses for fiscal year 2008 were US$10.2 million including US$1.2 million of share-based compensation expenses, representing a year-over-year increase of 111.3% from US$4.8 million in fiscal year 2007, primarily due to the expansion of the direct sales force, higher marketing expenses and increased share-based compensation expenses.
General and administrative expenses for fiscal year 2008 were US$14.4 million including $3.8 million of share-based compensation expenses, representing a year-over-year decrease of 34.6% from US$22.0 million in fiscal year 2007 primarily because that there was a one-time share-based compensation expense of US$17.5 million incurred in the third quarter of 2007.
Income from Operations
Income from operations for fiscal year 2008 was US$23.9 million, compared to loss from operations of US$6.5 million in fiscal year 2007.
Adjusted income from operations (non-GAAP) for fiscal year 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$30.0 million, representing a year-over-year increase of 134.1% from US$12.8 million in fiscal year 2007. Adjusted operating margin (non-GAAP) for fiscal year 2008, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was 25.1%, compared to 30.8% in fiscal year 2007.
Income Tax Expense/Benefit
Income tax benefit for fiscal year 2008 was US$498,000 compared to income tax benefit of US$195,000 in fiscal year 2007. The effective income tax rate for fiscal year 2008 was a negative 1.6%, compared to 4.1% in fiscal year 2007 primarily because the most profitable subsidiaries and affiliates of AirMedia are currently enjoying preferential tax holidays in China.

Net Income
Net income for fiscal year 2008 was US$30.2 million, compared to net loss of US$5.1 million in fiscal year 2007. Basic net income per ADS for fiscal year 2008 was US$0.45, compared to basic net loss per ADS of US$0.23 in fiscal year 2007. Diluted net income per ADS for fiscal year 2008 was US$0.44, compared to diluted net loss per ADS of US$0.23 in fiscal year 2007.
Adjusted net income (non-GAAP) for fiscal year 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$36.3 million, representing a year-over-year increase of 155.0% from US$14.2 million in fiscal year 2007. Basic adjusted net income per ADS (non-GAAP) for fiscal year 2008 was US$0.54, compared to basic adjusted net income per ADS of US$0.38 in fiscal year 2007. Diluted adjusted net income per ADS (non-GAAP) for fiscal year 2008 was US$0.53, compared to diluted adjusted net income per ADS of US$0.38 in fiscal year 2007.
Please refer to the attached table for a reconciliation of net income/loss and basic and diluted income/loss per ADS under US GAAP to adjusted net income/loss and basic and diluted adjusted income/loss per ADS (non-GAAP).
Other Recent Developments
AirMedia is in the process of renewing its concession rights contract with Air China to continue placing its programs on the routes operated by Air China. AirMedia expects the final contract to be signed in the weeks to come.
AirMedia is in the process of entering into a concession rights contract with Beijing Capital International Airport to operate various traditional and digital advertising formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. AirMedia expects the final contract to be signed in the weeks to come.
AirMedia is in the process of entering into a concession rights contract with Shenzhen International Airport to operate traditional advertising formats at Terminals A and B of Shenzhen International Airport. AirMedia expects the final contract to be signed in the weeks to come.
AirMedia is in the process of renewing its concession rights contract with Shenzhen International Airport to continue operating digital TV screens in Shenzhen International Airport. AirMedia expects the final contract to be signed in the weeks to come.
In January 2009, AirMedia appointed Diana Congrong Chen as chief strategy consultant. Diana is a well-known professional executive and sales leader in the advertising industry with over ten years of experience in advertising sales and sales management. Diana has a strong track record in the industry and she brings extensive management and sales experience to AirMedia’s team. She will significantly contribute to AirMedia by further strengthening regional sales, attracting clients in complementary industries, and broadening AirMedia’s customer base. Prior to joining AirMedia Group Inc., Diana Congrong Chen served as the chief operating officer of Focus Media Holding Limited from November 2006 to May 2008, and as its chief marketing officer from May 2005 to November 2006. Before joining Focus Media, Ms. Chen worked for Phoenix Satellite TV from 1998 to 2004, serving as the general manager, director of international advertising and president of eastern China. While at Phoenix Satellite TV, Ms. Chen successfully developed business in Zhejiang and eastern China and the team she led was awarded Best Sales Team of the company in several years. In 2004, Ms. Chen was honored with a Most Outstanding Employee Award by Phoenix Satellite TV. Ms. Chen holds a B.A. degree in journalism from Zhejiang University and completed graduate courses in finance at Zhejiang University.

In addition to the 115 TV-attached digital frames in Guangzhou Airport already in operation, in December 2008, AirMedia obtained concession rights contract to install and operate 276 LCD screens in the same airport from February 1, 2009 to January 31, 2014, which are located across all the international and domestic check-in islands and all the security checks and are put in sets of two or three screens together as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers’ attention.
On December 29, 2008, AirMedia’s board of directors authorized, but not obligated, AirMedia to repurchase up to US$50 million worth of its own outstanding American Depositary Shares (“ADSs”) throughout 2009. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws. AirMedia expects to implement this share repurchase program in a manner consistent with market condition and the interest of its shareholders. AirMedia’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. AirMedia plans to fund repurchases made under this program from its available cash balance.
On December 10, 2008, to provide better incentive to its employees, AirMedia board of directors approved an adjustment to the exercise price of the stock options which were granted on November 29, 2007. The exercise price of each option was originally $8.50 per share of common stock. The revised exercise price for each option is $2.98 per share of common stock.
Since October 2008, AirMedia has been operating an additional 3-minute advertising time on the routes operated by Xiamen Airlines according to a supplemental agreement, which increased its capacity of Xiamen Airlines’s advertisements.
In the fourth quarter of 2008, AirMedia started operating digital frames in additional three airports, including TV-attached digital frames in two airports located in Xi’an and Xiamen, and stand-alone digital frames in three airports located in Xi’an, Xiamen and Qingdao. This expanded AirMedia’s digital frame network to 19 airports. In addition, AirMedia also started operating TV-attached digital frames in Chongqing Jiangbei Airport, which already had stand-alone digital frames in operation, and started operating stand-alone digital frames in airports located in Nanjing and Jinan, which already had TV-attached digital frames in operation.
In September 2008, AirMedia obtained a contractual concession right to place its programs on the routes operated by China United Airlines from October 1, 2008 to December 31, 2009, which increased the number of AirMedia’s partner airlines to 12. AirMedia’s programs have been placed on the routes operated by China United Airlines since the beginning of 2009.
Business Outlook
AirMedia currently expects that its total revenues for the first quarter of 2009 will be in an amount ranging from US$32.0 million to US$34.0 million, representing a year-over-year increase of 48.2% to 57.4% from the same period in 2008.
AirMedia currently expects that concession fees will be at least US$18.5 million in the first quarter of 2009 primarily due to the concession fees of additional concession rights contracts that were recently entered into or will be entered into soon.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		YOY	QOQ	Year Ended		Year Ended		YOY
	December 31,		September 30,		December 31,		Growth	Growth	December 31,		December 31,		Growth
	2008		2008		2007		Rate	Rate	2008		2007		Rate
Digital TV screens in airports
Number of airports in operation		41		41		39	5.1%	0.0%		41		39	5.1%
Number of time slots available for sale (1)		25,668		25,275		22,557	13.8%	1.6%		100,624		77,574	29.7%
Number of time slots sold (3)		5,711		8,019		9,198	-37.9%	-28.8%		27,223		28,359	-4.0%
Utilization rate (4)		22.2%		31.7%		40.8%	-18.5%	-9.5%		27.1%		36.6%	-9.5%
Average advertising revenue per time slot sold (5)	US$	1,994	US$	1,631	US$	1,023	94.9%	22.2%	US$	1,748	US$	949	84.2%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	0.0%	0.0%		9		9	0.0%
Number of time slots available for sale (1)		486		468		450	8.0%	3.8%		1,878		1,752	7.2%
Number of time slots sold (3)		196		287		277	-29.2%	-31.8%		962		845	13.8%
Utilization rate (4)		40.3%		61.4%		61.6%	-21.3%	-21.1%		51.2%		48.2%	3.0%
Average advertising revenue per time slot sold (5)	US$	21,056	US$	22,930	US$	14,957	40.8%	-8.2%	US$	19,992	US$	13,132	52.2%

Digital frames in airports
Number of airports in operation		22		19		1	2100.0%	15.8%		22		1	2100.0%
Number of time slots available for sale (2)		19,779		17,086		354	5487.3%	15.8%		48,570		354	13620.3%
Number of time slots sold (3)		4,617		3,317		128	3507.0%	39.2%		9,559		128	7368.0%
Utilization rate (4)		23.3%		19.4%		36.2%	-12.9%	3.9%		19.7%		36.2%	-16.5%
Average advertising revenue per time slot sold (5)	US$	3,732	US$	3,049	US$	9,841	-62.1%	22.4%	US$	4,709	US$	9,841	-52.1%

Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)
After our adjustment of time-slot length in mid May, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

Earnings Conference Call Details
AirMedia will hold a conference call to discuss the fourth quarter 2008 earnings at 7:00 PM U.S. Eastern Time on February 26, 2009 (4:00 PM U.S. Pacific Time on February 26, 2009; 8:00 AM Beijing/Hong Kong time on February 27, 2009). AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions.
Conference Call Dial-in Information
U.S.: +1 800 510 9691
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 614 3453
Pass code: AMCN
A replay of the call will be available for 1 week between 8:00 p.m. on February 26, 2009 and 8:00 p.m. on March 4, 2009, Eastern Time.
Replay Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 74797282
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including all of the 30 largest airports in China. AirMedia also has contractual concession rights to operate TV-attached digital frames ranging from 46 to 52 inches and stand-alone digital frames ranging from 63 to 82 inches in 22 major airports. In addition, AirMedia has contractual concession rights to place its programs on the routes operated by 10 airlines, including the three largest airlines in China, and the exclusive rights in mainland China to sell advertisements on Cathay Pacific Airline and Dragonair’s routes. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, mega display screens, and shuttle bus displays. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:

Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net
Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: airmedia@brunswickgroup.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	Dec. 31,	Dec. 31,
	2008	2007

Assets
Current assets:
Cash	161,534	210,915
Accounts receivable, net	38,386	13,478
Prepaid concession fees	32,706	13,130
Other current assets	7,830	2,393
Deferred tax assets — current	380	95

Total current assets	240,836	240,011
Acquired intangible assets, net	9,027	4,862
Property and equipment, net	62,443	15,985
Long-term deposits	14,724	4,706
Long-term investment	1,099	788
Deferred tax assets — non-current	1,564	507

TOTAL ASSETS	329,693	266,859

Liabilities
Current liabilities:
Accounts payable	15,696	4,666
Accrued expenses and other current liabilities	5,664	1,309
Deferred revenue	2,929	1,712
Income tax payable	654	32
Amounts due to related parties	408	11

Total current liabilities	25,351	7,730

Non-current liabilities:
Deferred tax liability — non-current	2,659	1,527

Total liabilities	28,010	9,257

Minority interest	951	(3)
Shareholders’ equity
Ordinary shares	134	133
Additional paid-in capital	268,881	263,130
Statutory reserve	5,593	1,782
Accumulated earning/(deficiency)	16,070	(10,317)
Accumulated other comprehensive income	10,054	2,877

Total shareholders’ equity	300,732	257,605

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	329,693	266,859

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended			Year Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2008	2007

Revenues	40,462	33,708	16,287	125,540	43,611
Business tax and other sales tax	(2,272)	(1,373)	(681)	(6,107)	(1,983)

Net revenues	38,190	32,335	15,606	119,433	41,628

Cost of revenues	23,280	20,499	7,117	70,995	21,365

Gross profit	14,910	11,836	8,489	48,438	20,263

Operating expenses:
Selling and marketing *	3,341	2,276	1,823	10,171	4,813
General and administrative *	5,195	3,420	1,910	14,374	21,982
Total operating expenses	8,536	5,696	3,733	24,545	26,795

Income/(loss) from operations	6,374	6,140	4,756	23,893	(6,532)

Interest income	1,216	1,122	1,369	5,379	1,745

Other income, net	438	428	—	1,135	—

Income/(loss) before income taxes and minority interest	8,028	7,690	6,125	30,407	(4,787)

Income tax expense/ (benefit)	(352)	6	(181)	(498)	(195)
	-4.4%	0.1%	-3.0%
Net income/(loss) before minority interest	8,380	7,684	6,306	30,905	(4,592)

Minority interest	(275)	(102)	(4)	(382)	2

Income/(Loss) of equity accounting investment	23	(119)	(174)	(325)	(520)

Net income / (loss)	8,128	7,463	6,128	30,198	(5,110)
Deemed dividend on series A convertible redeemable preferred shares- Accretion of redemption premium	—	—	(127)	—	(1,201)

Deemed dividend on series B convertible redeemable preferred shares- Accretion of redemption premium	—	—	(523)	—	(2,152)

Net income/(loss) attributable to holders of ordinary shares	8,128	7,463	5,478	30,198	(8,463)

Net Income allocated for computing EPS Ordinary shares — Basic	8,128	7,463	4,689	30,198	(8,463)
Net Income allocated for computing EPS preferred A shares — Basic	—	—	655	—	1,201
Net Income allocated for computing EPS preferred B shares — Basic	—	—	783	—	2,152
Net income used in calculating Income per ordinary share—diluted	8,128	7,463	4,689	30,198	(8,463)

Net income/(loss) per ordinary share
- basic	$0.06	$0.06	$0.04	0.23	$(0.12)
- diluted	$0.06	$0.05	$0.04	0.22	$(0.12)

Net income/(loss) per ADS
- basic	$0.12	$0.11	$0.09	0.45	$(0.23)
- diluted	$0.12	$0.11	$0.09	0.44	$(0.23)

Net income per Series A preferred share	—	—	$0.05	—	$0.04
Net income per Series B preferred share	—	—	$0.12	—	$0.32

Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	133,820,539	133,680,775	106,154,347	133,603,419	73,469,589
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	134,608,724	138,054,496	108,713,868	137,782,135	73,469,589
Share used in calculating net income/(loss) per Series A preferred share—basic	—	—	13,465,217	—	31,461,918
Share used in calculating net income/(loss) per Series B preferred share—basic	—	—	6,608,696	—	6,706,849

* Share-based compensation charges included are as follow:

Selling and marketing	407	233	174	1,158	274
General and administrative	1,312	771	600	3,805	18,831

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS
(In U.S. dollars in thousands, except share related data)

	Three Months Ended			Year Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2008	2007

GAAP net income attributable to shareholders	8,128	7,463	6,128	30,198	(5,110)
Amortization of acquired intangible assets	605	428	66	1,170	254
Share-based compensation	1,719	1,004	774	4,963	19,105

Adjusted net income	10,452	8,895	6,968	36,331	14,249

Basic adjusted net income per share	$0.08	$0.07	$0.07	$0.27	$0.19
Diluted adjusted net income per share	$0.08	$0.06	$0.06	$0.26	$0.19

Basic adjusted net income per ADS	$0.16	$0.13	$0.14	$0.54	$0.38
Diluted adjusted net income per ADS	$0.16	$0.13	$0.12	$0.53	$0.38

Shares used in computing adjusted basic net income per share	133,820,539	133,680,775	106,154,347	133,603,419	73,469,589
Shares used in computing adjusted diluted net income per share	134,608,724	138,054,496	108,713,868	137,782,135	73,469,589
Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.
AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP OPERATING EXPENSES
(In U.S. dollars in thousands, except for percentage)

	Three Months Ended			Year Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2008	2007

GAAP operating expenses	8,536	5,696	3,733	24,545	26,795
Amortization of acquired intangible assets	605	428	66	1,170	254
Share-based compensation	1,719	1,004	774	4,963	19,105

Adjusted operating expenses	6,212	4,264	2,893	18,412	7,436

Adjusted operating expenses as a percentage of net revenues	16.3%	13.2%	18.5%	15.4%	17.9%

AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO NON-GAAP INCOME FROM OPERATIONS
(In U.S. dollars in thousands, except for percentage)

	Three Months Ended			Year Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2008	2007

Income/(loss) from operations	6,374	6,140	4,756	23,893	(6,532)
Amortization of acquired intangible assets	605	428	66	1,170	254
Share-based compensation	1,719	1,004	774	4,963	19,105

Adjusted Income/(loss) from operations	8,698	7,572	5,596	30,026	12,827

Adjusted Operating margin	22.8%	23.4%	35.9%	25.1%	30.8%